Silver Screen Management, Inc.
   Chelsea Piers-Pier 62
   Suite 300
   New York, NY 10011
   (212) 336-6700
   Recorded News Update:
   (800) 333-SILV

                                Silver Screen III
                              First Quarter Report
                                 March 31, 1996

Our  31  previous   quarterly  cash   distributions   bring  total   Partnership
distributions to $426 million. Revenues in the first quarter of 1996, however, are not sufficient to justify making a cash distribution.

     Nearly all of the films in our portfolio have been released in existing cycles and territories. Two films in the Silver Screen III portfolio have yet to become available to appear on either U.S. syndicated television or basic cable television (USA Network). We anticipate that these two films ("Who Framed Roger Rabbit" and "Three Men and A Baby") will be released in these markets between now and late 1997.

     In addition to the Disney buyout of the Silver Screen III-Disney Joint Venture, future Partnership revenue will be derived primarily from the theatrical re-release of "Oliver & Company," which re-opened in U.S. theaters in March, and the film's subsequent debut on home video. Revenue in upcoming quarters may again be insufficient to justify making a cash distribution.

     Our Second Quarter Report will be mailed in July. If you need any assistance in the meantime, please contact our Investor Relations Department between the hours of 10 A.M. and 2 P.M.



Sincerely,

Roland W. Betts                    Tom A. Bernstein
President                          Executive Vice President


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



Balance Sheets (Unaudited)
- --------------------------

                                                       March 31,   December 31,
                                                          1996         1995
                                                       ----------   ----------

Assets
Current assets:
Cash ...............................................   $   66,298   $  247,033
Temporary investments (at cost,
  plus accrued interest, which
  approximates market) (Note 1) ....................    1,895,040    3,244,285
                                                       ----------   ----------
Total current assets ...............................    1,961,338    3,491,318
Investment in Joint Venture (Note 2) ...............    2,837,801    2,862,545
                                                       ----------   ----------
                                                       $4,799,139   $6,353,863
                                                       ----------   ----------
Liabilities and partners' equity
Current liabilities:
Due to managing general partner ....................   $  100,083   $   47,150
                                                       ----------   ----------
Total current liabilities ..........................      100,083       47,150
Other liabilities ..................................      100,000      106,790
                                                       ----------   ----------
Total liabilities ..................................      200,083      153,940
                                                       ----------   ----------
Partners' equity:
General partners ...................................         --           --
Limited partners ...................................    4,599,056    6,199,923
                                                       ----------   ----------
Total partners' equity .............................    4,599,056    6,199,923
                                                       ----------   ----------
                                                       $4,799,139   $6,353,863
                                                       ----------   ----------

                       See notes to financial statements.


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




Statements of Operations (Unaudited)
- ------------------------------------

                                                     Three Months   Three Months
                                                        Ended           Ended
                                                       March 31,      March 31,
                                                         1996           1995
                                                      ----------     ----------

Revenues:
Income from Joint Venture (Note 2) .............      $1,133,568      $  871,631
Interest income ................................          33,554          63,120
                                                      ----------      ----------
                                                       1,167,122         934,751
Costs and expenses:
General and administrative expenses ............         330,489         284,466
                                                      ----------      ----------
Net income .....................................      $  836,633      $  650,285
                                                      ----------      ----------
Net income allocated to:
General partners ...............................      $    8,366      $    6,503
Limited partners ...............................         828,267         643,782
                                                      ----------      ----------
                                                      $  836,633      $  650,285
                                                      ----------      ----------
Net income per a $500 limited
  partnership unit
  (based on 600,000 units outstanding) .........      $     1.38      $     1.07
                                                      ----------      ----------

                       See notes to financial statements.


Statements of Partners' Equity (Unaudited)
- ------------------------------------------


                          Year Ended December 31, 1995
                      and Three Months Ended March 31, 1996
                      -------------------------------------

                                                      General       Limited
                                                      Partners      Partners         Total
                                                    -----------     ----------     ----------
Balance, January 1, 1995 ........................   $      --      $ 6,790,976    $ 6,790,976

Net income, 1995 ................................        37,589      3,721,358      3,758,947
Allocation under Treasury
  Regulation Section 1.704                              832,411       (832,411)          --
Distributions, 1995 .............................      (870,000)    (3,480,000)    (4,350,000)
                                                    -----------     ----------     ----------
Balance, December 31, 1995 ......................          --        6,199,923      6,199,923
Net income, three months 1996 ...................         8,366        828,267        836,633
Allocation under Treasury
  Regulation Section 1.704                              479,134       (479,134)          --
Distributions during three months 1996 ..........   $  (487,500)    (1,950,000)    (2,437,500)
                                                    -----------     ----------     ----------
                                                    $      --      $ 4,599,056    $ 4,599,056
                                                    -----------     ----------     ----------

                       See notes to financial statements.


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



Statements of Cash Flows (Unaudited)
- ------------------------------------


                                                   Three Months     Three Months
                                                       Ended           Ended
                                                  March 31, 1996  March 31, 1995
                                                   -----------      -----------

Cash flows from operating activities:
Net income ...................................    $   836,633       $   650,285
Adjustments to reconcile net income
   to net cash provided by
   operating activities:
 Decrease in accrued interest receivable .....          6,319            37,444
Net change in operating assets and
   liabilities: ..............................         52,933            49,012
 Increase in due to managing general partner
 (Decrease) in other liabilities .............         (6,790)             --
Net cash provided by operating activities ....        889,095           736,741
                                                  -----------       -----------
Cash flows from investing activities:
Distributions received from Joint Venture
  in excess of equity in income ..............           --            (580,828)
Decrease in investment in Joint Venture ......         24,744              --
Sales of temporary investments, net ..........      1,342,926         1,571,130
                                                  -----------       -----------
Net cash provided by investing activities ....      1,367,670           990,302
                                                  -----------       -----------
Cash flows from financing activities:
Distributions to partners ....................     (2,437,500)       (1,725,000)
                                                  -----------       -----------
Net cash used in financing activities ........     (2,437,500)       (1,725,000)
                                                  -----------       -----------
Net (decrease) increase in cash ..............       (180,735)            2,043
Cash, beginning of year ......................        247,033           103,007
                                                  -----------       -----------
Cash at end of three months ..................    $    66,298       $   105,050
                                                  -----------       -----------

                       See notes to financial statements.

1.   Temporary   Investments

     Temporary investments represent investments in commercial paper.

2.   Investment in Joint Venture

     The investment in the Joint Venture was accounted for using the equity method of accounting. Under the equity method, the investment was initially recorded at cost, and was thereafter increased by additional investments, adjusted by the Partnership's share of the Joint Venture's results of operations and reduced by distributions received from the Joint Venture. The Joint Venture's fiscal year ends September 30, while the Partnership's fiscal year ends December 31. The investment in the Joint Venture on January 1, 1996 totaled $2,862,545.

The Partnership entered into a Letter Agreement (the "Buyout Agreement") with Disney dated September 11, 1995 providing for the sale to Disney of all of the Partnership's interest in the Joint Venture. The Buyout Agreement provides for the payment of the purchase price of $125,000,000 in cash (subject to certain adjustments with respect to revenues received by the Partnership from the exploitation of the film "Oliver & Co."). Closing is scheduled to occur on September 30, 1997 subject to satisfaction of certain customary conditions. In addition to the purchase price, the Buyout Agreement provides that Buena Vista Pictures Distribution, Inc. ("BV") will continue to account for and make payments to the Joint Venture as required by the Distribution Agreement for all revenues received by BV through August 31, 1997.

     As a result of the Buyout Agreement the Partnership is using the cost method of accounting starting January 1, 1996. Under the cost method, distributions received are recognized as income and the investment will be reduced in proportion that actual cash received bears to ultimate revenues expected.


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